Exhibit 99.1

CyberArk Announces Record Fourth Quarter and Full Year 2025 Results

Achieves Record Net New Annual Recurring Revenue (ARR) of $99 Million, up 20% Year-Over-Year

Total ARR Grows 23% Year-Over-Year to Reach $1.440 Billion

Subscription Portion of ARR Grows 30% Year-Over-Year to Reach $1.267 Billion

Newton, Mass. and Petach Tikva, Israel – February 4, 2026 – CyberArk (NASDAQ: CYBR), the global leader in identity security, today announced record financial results for the fourth quarter and full year ended December 31, 2025.

“CyberArk delivered an outstanding fourth quarter, driven by broad-based strength across the business,” said Matt Cohen, Chief Executive Officer of CyberArk. “We achieved record net new ARR of $99 million, growing 20% year-over-year, as customers prioritize identity security and the need to apply privilege controls across human, machine, and agentic AI identities. 2025 marked another milestone year for CyberArk, and our strong finish positions us exceptionally well as we move toward the planned combination with Palo Alto Networks. Together, we will deliver an unparalleled platform capable of addressing the rapidly evolving and increasingly complex security requirements of the AI era, and we are excited to pursue the significant market opportunity in 2026.”

Proposed Transaction with Palo Alto Networks

On July 30, 2025, CyberArk announced that it has entered into a definitive agreement under which Palo Alto Networks (“PANW”) intends to acquire CyberArk. The acquisition is expected to close during the third quarter of PANW’s fiscal 2026, subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearances. The press release announcing the transaction is available on the Investor Relations section of PANW’s website.

Financial Summary for the Fourth Quarter Ended December 31, 2025

The financial results for the fourth quarter of 2025 include the financial contributions from the acquisition of Zilla Security, which closed on February 12, 2025. The financial results in the comparable period in 2024 did not include any financial contribution from this acquisition.

•	Total revenue was $372.7 million in the fourth quarter of 2025, up 19 percent from $314.4 million in the fourth quarter of 2024.

•	Subscription revenue was $310.5 million in the fourth quarter of 2025, an increase of 28 percent from $243.0 million in the fourth quarter of 2024.

•	Maintenance, professional services and other revenue was $62.1 million in the fourth quarter of 2025, compared to $71.3 million in the fourth quarter of 2024.

•	GAAP operating loss was $(24.5) million compared to GAAP operating loss of $(31.4) million in the same period last year.

•	Non-GAAP operating income was $75.0 million, or 20 percent margin, compared to non-GAAP operating income of $58.7 million, or 19 percent margin, in the same period last year.

•	GAAP net loss was $(17.1) million, or $(0.34) per basic and diluted share, compared to GAAP net loss of $(97.1) million, or $(2.02) per basic and diluted share, in the same period last year.

•	Non-GAAP net income was $72.6 million, or $1.33 per diluted share, compared to non-GAAP net income of $40.4 million, or $0.80 per diluted share, in the same period last year.

Financial Summary for the Full Year Ended December 31, 2025

The financial results for the full year 2025 include the financial contributions from the acquisitions of Venafi, which closed on October 1, 2024, and Zilla Security, which closed on February 12, 2025. The financial results in the full year 2024 included financial contribution from Venafi only in the fourth quarter of 2024 and no financial contribution from Zilla Security.

•	Total revenue was $1.361 billion in the full year 2025, up 36 percent from $1.001 billion in the full year 2024.

•	Subscription revenue was $1.105 billion in the full year 2025, an increase of 51 percent from $733.3 million in the full year 2024.

•	Maintenance, professional services and other revenue was $256.1 million in the full year 2025, compared to $267.5 million in the full year 2024.

•	GAAP operating loss was $(131.2) million compared to GAAP operating loss of $(72.8) million in the full year 2024.

•	Non-GAAP operating income was $246.7 million, or 18 percent margin, compared to non-GAAP operating income of $150.9 million, or 15 percent margin, in the full year 2024.

•	GAAP net loss was $(146.9) million, or $(2.93) per basic and diluted share, compared to GAAP net loss of $(93.5) million, or $(2.12) per basic and diluted share, in the full year 2024.

•	Non-GAAP net income was $233.4 million, or $4.40 per diluted share, compared to non-GAAP net income of $147.5 million, or $3.03 per diluted share, in the full year 2024.

Balance Sheet and Net Cash Provided by Operating Activities

•	As of December 31, 2025, cash, cash equivalents, short and long-term deposits, and marketable securities were $2.095 billion.

•	During the three months ended December 31, 2025, the Company’s net cash provided by operating activities was $132.7 million, compared to $64.7 million in the three months ended December 31, 2024.

•	During the three months ended December 31, 2025, adjusted free cash flow was $127.5 million. This includes approximately $5.7 million in aggregate adjustments for payments for capital expenditures related to our new U.S. headquarters, payments related to the proposed transaction with PANW, and payments for facility exit and transition costs incurred in the fourth quarter of 2025.

Key Business Highlights

•	Annual Recurring Revenue (ARR) was $1.440 billion, an increase of 23 percent from $1.169 billion at December 31, 2024.

•	The Subscription portion of ARR was $1.267 billion, or 88 percent of total ARR at December 31, 2025. This represents an increase of 30 percent from $977 million, or 84 percent of total ARR, at December 31, 2024.

•	The Maintenance portion of ARR was $173 million at December 31, 2025, compared to $192 million at December 31, 2024.

•	Recurring revenue in the fourth quarter of 2025 was $356.0 million, an increase of 22 percent from $292.2 million for the fourth quarter of 2024. For the full year 2025, recurring revenue was $1.290 billion, an increase of 39 percent from $930.3 million in the full year 2024.

Earnings Conference Call and Guidance

As a result of the proposed transaction with PANW, the Company will not be holding a conference call to discuss its fourth quarter and full year 2025 results and will not be providing financial guidance for 2026.

New Presentation of Revenue Line Items

Beginning in the first quarter of 2025, CyberArk revised the presentation of its lines of revenue and cost of revenue by combining the revenues and cost of revenues previously reported under the “Perpetual license” line and “Maintenance and Professional Services” line under the “Maintenance, Professional Services and Other” line. The Company believes this presentation of revenue and cost of revenue on the consolidated statement of operations aligns with how management evaluates the business. Historical information by quarter for fiscal years 2023 and 2024, which has been retroactively reclassified to reflect the new lines of revenue and cost of revenue, can be found in the PowerPoint presentation posted to CyberArk’s investor relations website.

About CyberArk

CyberArk (NASDAQ: CYBR) is the global leader in identity security, trusted by organizations around the world to secure human and machine identities in the modern enterprise. CyberArk’s AI-powered Identity Security Platform applies intelligent privilege controls to every identity with continuous threat prevention, detection and response across the identity lifecycle. With CyberArk, organizations can reduce operational and security risks by enabling zero trust and least privilege with complete visibility, empowering all users and identities, including workforce, IT, developers and machines, to securely access any resource, located anywhere, from everywhere. Learn more at cyberark.com.

Copyright © 2026 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Recurring Revenue

•	Recurring Revenue is defined as revenue derived from SaaS and self-hosted subscription contracts, and maintenance contracts related to perpetual licenses during the reported period.

Annual Recurring Revenue (ARR)

•	ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and their associated maintenance and support services, and maintenance contracts related to the perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue

•	Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue

•	Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and self-hosted subscription contracts in effect at the end of the reported period.

Net New ARR

•	Net new ARR refers to the difference between ARR as of December 31, 2025 and ARR as of September 30, 2025.

Annual Recurring Revenue (ARR), Subscription portion of ARR and Maintenance portion of ARR are performance indicators that provide more visibility into the growth of our recurring business in the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment. Each of these measures should be viewed independently of revenues and total deferred revenue as each is an operating measure and is not intended to be combined with or to replace either of those measures. ARR, Subscription portion of ARR and Maintenance portion of ARR are not forecasts of future revenues and can be impacted by contract start and end dates and renewal rates.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income, non-GAAP net income, free cash flow and adjusted free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net loss or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs, and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating income is calculated as GAAP operating loss excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs, and amortization of intangible assets related to acquisitions.

•	Non-GAAP net income is calculated as GAAP net loss excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, change in fair value of derivative assets, gain from investment in privately held companies and tax adjustments.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment and other assets, and capitalized internal-use software.

•	Adjusted free cash flow is calculated as free cash flow plus one-time tax payment on the capital gain from the intercompany migration of intellectual property (IP) related to the Venafi acquisition, payments for facility exit and transition costs, payments for capital expenditures related to our new U.S. headquarters and the payments related to the proposed transaction with PANW.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, facility exit and transition costs, change in fair value of derivative assets, gain from investment in privately held companies, tax adjustments, purchase of property and equipment and other assets, capitalized internal-use software, one-time tax payment on the capital gain from the intercompany migration of intellectual property (IP) related to the Venafi acquisition, payments related to the proposed transaction with PANW, and payments for capital expenditures related to our new U.S. headquarters allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share-based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that acquisition related expenses, amortization of intangible assets related to acquisitions, facility exit and transition costs, amortization of debt discount and issuance costs, change in fair value of derivative assets and gain from investment in privately held companies do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow and adjusted free cash flow are liquidity measures that, after the adjustments of purchase of property and equipment and other assets, capitalized internal-use software, one-time tax payment on the capital gain from the intercompany migration of intellectual property (IP) related to the Venafi acquisition, payments for facility exit and transition costs, payments for capital expenditures related to our new U.S. headquarters and payments related to the proposed transaction with PANW provide useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Beginning in the first quarter of 2025, we will utilize a fixed projected non-GAAP tax rate when calculating non-GAAP financial measures to provide better consistency across interim reporting periods. In projecting this rate, we exclude the effects of certain non-recurring items, which do not necessarily reflect our normal operations, and the direct income tax effects of other non-GAAP adjustments. The fixed projected non-GAAP tax rate is based on annual financial projections and reflects our evaluation of historical and projected geographic earnings mix within our operating structure, recurring tax credits, existing tax positions in various jurisdictions and current impacts from key legislation. Based on these considerations, we applied a fixed projected non-GAAP tax rate for 2025 of 24%. We will provide updates to this rate on an annual basis, or more frequently, if significant events have a material impact on the rate. The rate could be subject to change for a variety of reasons, such as significant changes in the geographic earnings mix, relevant tax law changes in major jurisdictions where we operate, or significant acquisitions.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. These forward-looking statements generally include statements regarding the Company’s financial and operational performance, industry trends, and the proposed transaction with PANW, including the anticipated timing of closing, the anticipated benefits of the transaction, and the combined company’s total addressable market. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and the Company; PANW’s ability to successfully integrate the Company’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or the Company will be unable to retain and hire key personnel; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or the Company’s common or ordinary share; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, the Company or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or the Company’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock; risks related to the Company’s acquisitions of Venafi Holdings, Inc. (“Venafi”) and Zilla Security Inc. (“Zilla”), including potential impacts on operating results; challenges in retaining and hiring key personnel and maintaining the Venafi and Zilla businesses; risks related to the successful integration of the operations of Venafi or Zilla and the ability to realize anticipated benefits of the combined operations; the rapidly evolving security market, increasingly changing cyber threat landscape and the Company’s ability to adapt its solutions to the information security market changes and demands; the Company’s ability to acquire new customers and maintain and expand its revenues from existing customers; real or perceived security vulnerabilities and gaps in the Company’s solutions or services or the failure of customers or third parties to correctly implement, manage and maintain solutions; the Company’s IT network systems, or those of third-party providers, may be compromised by cyberattacks or other security incidents, or by a critical system disruption or failure; intense competition within the information security market; failure to fully execute, integrate, or realize the benefits expected from strategic alliances, partnerships, and acquisitions; the Company’s ability to effectively execute its sales and marketing strategies, and expand, train and retain its sales personnel; risks related to the Company’s compliance with privacy, data protection and AI laws and regulations; the Company’s ability to hire, upskill, retain and motivate qualified personnel; risks related to the integration of AI technology into our operations and solutions; reliance on third-party cloud providers for the Company’s operations and software-as-a-service (SaaS) solutions; the Company’s ability to maintain successful relationships with channel partners, or if channel partners fail to perform; fluctuation in the Company’s quarterly results of operations; risks related to sales made to government entities; economic uncertainties or downturns; the Company’s history of incurring net losses, its ability to generate sufficient revenue to achieve and sustain profitability and its ability to generate cash flow from operating activities; regulatory and geopolitical risks associated with the Company’s global sales and operations; risks related to intellectual property; fluctuations in currency exchange rates; the ability of the Company’s solutions to help customers achieve and maintain compliance with government regulations or industry standards; the Company’s ability to protect its proprietary technology and intellectual property rights; risks related to using third-party software, such as open-source software and other intellectual property; risks related to share price volatility or activist shareholders; any failure to retain the Company’s “foreign private issuer” status or the risk that the Company may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”; risks related to issuance of ordinary shares or securities convertible into ordinary shares and dilution, leading to a decline in the market value of the Company’s ordinary shares; changes in tax laws; the Company’s expectation to not pay dividends on its ordinary shares for the foreseeable future; risks related to the Company’s incorporation and location in Israel, including wars and other hostilities in the Middle East; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

###

Investor Relations Contact:

Kelsey Turcotte

CyberArk

617-558-2132

ir@cyberark.com

Media Contact:

Rachel Gardner

CyberArk

603-531-7229

press@cyberark.com

CYBERARK SOFTWARE LTD.

Consolidated Statements of Operations

U.S. dollars in thousands (except per share data)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2024	2025	2024	2025
Revenues:
Subscription	$243,045	$310,520	$733,275	$1,105,006
Maintenance, Professional Services and other	71,339	62,131	267,467	256,112

Total revenues	314,384	372,651	1,000,742	1,361,118

Cost of revenues:
Subscription	47,720	57,580	115,852	218,702
Maintenance, Professional Services and other	26,046	25,972	92,525	101,837

Total cost of revenues	73,766	83,552	208,377	320,539

Gross profit	240,618	289,099	792,365	1,040,579

Operating expenses:
Research and development	73,282	96,329	243,058	343,857
Sales and marketing	146,984	164,804	480,977	637,440
General and administrative	51,712	52,499	141,134	190,448

Total operating expenses	271,978	313,632	865,169	1,171,745

Operating loss	(31,360)	(24,533)	(72,804)	(131,166)

Financial income, net	5,997	18,937	56,838	62,035

Loss before taxes on income	(25,363)	(5,596)	(15,966)	(69,131)

Taxes on income	(71,755)	(11,512)	(77,495)	(77,780)

Net loss	$(97,118)	$(17,108)	$(93,461)	$(146,911)

Basic loss per ordinary share	$(2.02)	$(0.34)	$(2.12)	$(2.93)
Diluted loss per ordinary share	$(2.02)	$(0.34)	$(2.12)	$(2.93)

Shares used in computing net loss
per ordinary shares, basic	48,116,242	50,596,002	44,182,071	50,187,286
Shares used in computing net loss
per ordinary shares, diluted	48,116,242	50,596,002	44,182,071	50,187,286

CYBERARK SOFTWARE LTD.

Consolidated Balance Sheets

U.S. dollars in thousands

(Unaudited)

	December 31,	December 31,
	2024	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$526,467	$623,209
Short-term bank deposits	256,953	410,865
Marketable securities	36,356	508,218
Trade receivables	328,465	373,778
Prepaid expenses and other current assets	45,292	70,535

Total current assets	1,193,533	1,986,605

LONG-TERM ASSETS:
Marketable securities	21,345	547,480
Property and equipment, net	19,581	41,586
Intangible assets, net	534,726	467,595
Goodwill	1,317,374	1,444,680
Other long-term assets	258,531	325,067
Deferred tax asset	3,305	3,962

Total long-term assets	2,154,862	2,830,370

TOTAL ASSETS	$3,348,395	$4,816,975

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,671	$18,671
Employees and payroll accruals	133,400	161,052
Accrued expenses and other current liabilities	53,486	91,444
Deferred revenues	596,874	721,753

Total current liabilities	807,431	992,920

LONG-TERM LIABILITIES:
Convertible senior notes, net	-	1,222,404
Deferred revenues	95,190	92,453
Other long-term liabilities	75,970	105,638

Total long-term liabilities	171,160	1,420,495

TOTAL LIABILITIES	978,591	2,413,415

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	130	134
Additional paid-in capital	2,494,158	2,653,926
Accumulated other comprehensive income	2,173	23,068
Accumulated deficit	(126,657)	(273,568)

Total shareholders' equity	2,369,804	2,403,560

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,348,395	$4,816,975

CYBERARK SOFTWARE LTD.

Consolidated Statements of Cash Flows

U.S. dollars in thousands

(Unaudited)

	Twelve Months Ended
	December 31,
	2024	2025
Cash flows from operating activities:
Net loss	$(93,461)	$(146,911)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	41,983	128,263
Amortization of premium and accretion of discount on marketable securities, net and other	(3,537)	(6,594)
Share-based compensation	168,766	234,417
Deferred income taxes, net	66,293	(9,297)
Increase in trade receivables	(93,303)	(43,467)
Amortization of debt discount and issuance costs	2,660	3,406
Change in fair value of derivative assets	(4,618)	-
Increase in prepaid expenses, other current and long-term assets and others	(16,034)	(28,318)
Increase in deferred commission	(31,422)	(40,298)
Changes in operating lease right-of-use assets	8,544	14,358
Increase (decrease) in trade payables	11,000	(6,887)
Increase in short-term and long-term deferred revenues	150,780	117,245
Increase in employees and payroll accruals	22,001	34,946
Increase in accrued expenses and other current and long-term liabilities	10,965	44,868
Changes in operating lease liabilities	(8,730)	(9,077)

Net cash provided by operating activities	231,887	286,654

Cash flows from investing activities:
Investment in short and long term deposits	(368,577)	(483,581)
Proceeds from short and long term deposits	460,077	339,437
Investment in marketable securities and other	(143,391)	(1,180,674)
Proceeds from maturities of marketable securities	218,061	192,021
Proceeds from sales of marketable securities and other	483,296	253
Purchase of property and equipment and other assets	(9,178)	(16,783)
Capitalized internal-use software	(1,881)	(10,618)
Payments for business acquisitions, net of cash acquired	(984,669)	(164,383)

Net cash used in investing activities	(346,262)	(1,324,328)

Cash flows from financing activities:
Payment of equity issuance costs	(190)	-
Proceeds from (Payment of) withholding tax related to employee stock plans	273	(8,021)
Proceeds from exercise of stock options	8,309	5,361
Proceeds from issuance of convertible senior notes, net of issuance costs	-	1,218,998
Purchase of capped call transactions	-	(110,000)
Proceeds in connection with employees stock purchase plan	19,598	24,480
Payment of convertible notes	(542)	-
Proceeds from settlement of capped call transactions	261,358	-
Payments of contingent consideration related to acquisitions	-	(1,000)

Net cash provided by financing activities	288,806	1,129,818

Increase in cash and cash equivalents	174,431	92,144

Effect of exchange rate differences on cash and cash equivalents	(3,897)	4,598

Cash and cash equivalents at the beginning of the period	355,933	526,467

Cash and cash equivalents at the end of the period	$526,467	$623,209

CYBERARK SOFTWARE LTD.

Reconciliation of GAAP Measures to Non-GAAP Measures

U.S. dollars in thousands (except per share data)

(Unaudited)

Reconciliation of Net cash provided by operating activities to Adjusted Free Cash Flow:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2024	2025	2024	2025
Net cash provided by operating activities	$64,736	$132,719	$231,887	$286,654
Less:
Purchase of property and equipment and other assets	(3,663)	(7,728)	(9,178)	(16,783)
Capitalized internal-use software	(306)	(3,247)	(1,881)	(10,618)

Free cash flow	$60,767	$121,744	$220,828	$259,253
Plus:
Tax payment related to transfer of Venafi IP	-	-	-	44,112
Payments related to the proposed transaction with PANW	-	1,935	-	10,426
Payments for facility exit and transition costs	-	271	-	271
Payment for capital expenditures related to new U.S. Headquarters	-	3,538	-	3,956

Adjusted free cash flow	$60,767	$127,488	$220,828	$318,018

GAAP net cash used in investing activities	(1,050,560)	(35,719)	(346,262)	(1,324,328)
GAAP net cash provided by financing activities	276,355	2,909	288,806	1,129,818

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2024	2025	2024	2025
Gross profit	$240,618	$289,099	$792,365	$1,040,579
Plus:
Share-based compensation (1)	5,867	7,075	21,724	26,725
Amortization of share-based compensation capitalized in software development costs (3)	94	121	328	409
Amortization of intangible assets (2)	20,563	21,338	25,676	85,899

Non-GAAP gross profit	$267,142	$317,633	$840,093	$1,153,612

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2024	2025	2024	2025
Operating expenses	$271,978	$313,632	$865,169	$1,171,745
Less:
Share-based compensation (1)	41,478	60,335	147,042	207,692
Amortization of intangible assets (2)	6,725	6,335	7,101	29,942
Acquisition related expenses	15,375	3,984	21,800	26,286
Facility exit and transition costs	-	344	-	959

Non-GAAP operating expenses	$208,400	$242,634	$689,226	$906,866

 Reconciliation of Operating Loss to Non-GAAP Operating Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2024	2025	2024	2025
Operating loss	$(31,360)	$(24,533)	$(72,804)	$(131,166)
Plus:
Share-based compensation (1)	47,345	67,410	168,766	234,417
Amortization of share-based compensation capitalized in software development costs (3)	94	121	328	409
Amortization of intangible assets (2)	27,288	27,673	32,777	115,841
Acquisition related expenses	15,375	3,984	21,800	26,286
Facility exit and transition costs	-	344	-	959

Non-GAAP operating income	$58,742	$74,999	$150,867	$246,746

 Reconciliation of Net Loss to Non-GAAP Net Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2024	2025	2024	2025
Net loss	$(97,118)	$(17,108)	$(93,461)	$(146,911)
Plus:
Share-based compensation (1)	47,345	67,410	168,766	234,417
Amortization of share-based compensation capitalized in software development costs (3)	94	121	328	409
Amortization of intangible assets (2)	27,288	27,673	32,777	115,841
Acquisition related expenses	15,375	3,984	21,800	26,286
Facility exit and transition costs	-	344	-	959
Amortization of debt discount and issuance costs	403	1,534	2,660	3,406
Change in fair value of derivative assets	(2,027)	-	(4,618)	-
Gain from investment in privately held companies	-	-	-	(5,072)
Tax adjustments (4)	49,084	(11,401)	19,297	4,072

Non-GAAP net income	$40,444	$72,557	$147,549	$233,407

Non-GAAP net income per share
Basic	$0.84	$1.43	$3.34	$4.65
Diluted	$0.80	$1.33	$3.03	$4.40

Weighted average number of shares
Basic	48,116,242	50,596,002	44,182,071	50,187,286
Diluted	50,853,179	54,526,679	48,641,292	52,991,659

(1) Share-based Compensation :

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2024	2025	2024	2025
Cost of revenues - Subscription	$1,794	$2,666	$6,525	$10,172
Cost of revenues - Maintenance, Professional Services and Other	4,073	4,409	15,199	16,553
Research and development	10,695	13,491	34,953	51,668
Sales and marketing	18,647	25,451	67,924	90,880
General and administrative	12,136	21,393	44,165	65,144

Total share-based compensation	$47,345	$67,410	$168,766	$234,417

(2) Amortization of intangible assets :

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2024	2025	2024	2025
Cost of revenues - Subscription	$20,563	$21,338	$25,676	$85,899
Sales and marketing	6,725	6,335	7,101	29,942

Total amortization of intangible assets	$27,288	$27,673	$32,777	$115,841

(3) Classified as Cost of revenues - Subscription.

(4) Beginning in the first quarter of 2025, we will utilize a fixed projected non-GAAP tax rate in calculating non-GAAP financial measures to provide better consistency across interim reporting periods. In projecting this rate, we exclude the effects of certain non-recurring items, which do not necessarily reflect our normal operations, and the direct income tax effects of other non-GAAP adjustments. The fixed projected non-GAAP tax rate is based on annual financial projections and reflects our evaluation of historic and projected geographic earnings mix within our operating structure, recurring tax credits, existing tax positions in various jurisdictions and current impacts from key legislation. Based on these considerations, we applied a fixed projected non-GAAP tax rate for 2025 of 24%. The tax adjustments for the three and twelve months ended December 31, 2024 include income tax adjustments related to non-GAAP items, the establishment of a valuation allowance on deferred tax assets, primarily for CyberArk Software Ltd., and the tax impact of intra-entity transactions related to the Venafi acquisition.